
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

A. Full title of the plan and the address of the plan, if different from that of the issuer
below:

Compaq Computer Corporation 401(k) Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its
principal executive office:

Compaq Computer Corporation

20555 SH 249, Houston, Texas 77070
(281) 370-0670

Financial Statements and Supplemental Schedule

Compaq Computer Corporation 401(k) Investment Plan
Year ended December 31, 2000

Compaq Computer Corporation 401(k) Investment Plan
Financial Statements and Supplemental Schedule

Year ended December 31, 2000

Contents

Report of Independent Auditors

Participants and Administrative Committee
  of the Compaq Computer Corporation
  401(k) Investment Plan

We have audited the accompanying statements of net assets available for benefits of Compaq Computer Corporation 401(k) Investment Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Houston, Texas
May 4, 2001

1

Compaq Computer Corporation 401(k) Investment Plan

Statements of Net Assets Available for Benefits

	December 31	
	2000	**1999**
Assets		
Investments	**$ 3,310,800,451**	$ 3,658,216,956
Contribution receivable:		
Employer	**114,816**	4,178,089
Participant	**151,721**	3,661
Securities sold receivable	–	319,570
Accrued investment income	–	38,995,476
Net assets available for benefits	**$ 3,311,066,988**	$ 3,701,713,752

See accompanying notes.

Compaq Computer Corporation 401(k) Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2000

Additions:	
Participant contributions	$ 239,698,439
Employer contributions	99,097,929
Dividends and interest	78,336,587
Total additions	417,132,955
Deductions:	
Net depreciation in fair value of investments	498,071,160
Benefit payments	344,413,715
Administrative expenses	52,761
Total deductions	842,537,636
Other changes in net assets:	
Transfers to other qualified plans	(1,322,198)
Transfer from other qualified plans	36,080,115
Total other changes in net assets	34,757,917
Net decrease	(390,646,764)
Net assets available for benefits:	
Beginning of year	3,701,713,752
End of year	$ 3,311,066,988

See accompanying notes.

3

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements

December 31, 2000

1. Description of Plan

General

The following description of the Compaq Computer Corporation 401(k) Investment Plan (the "Plan") is provided for general information only. The Plan, established April 1, 1985, is a defined contribution plan covering all eligible employees of Compaq Computer Corporation and certain of its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the *Summary Plan Description* for a more complete description of the Plan's provisions, a copy of which is available from the Company.

Effective April 1, 2000, the Company purchased certain assets of Inacom Corp. Net assets of approximately $36 million representing the individual account balances of participants were transferred into the Plan.

Effective June 30, 2000, net assets of approximately $392,000 representing the individual account balances of certain participants were transferred to the EDS 401(k) Plan.

Effective November 30, 2000, net assets of approximately $916,000 representing certain individual account balances were transferred to the AXENT Technologies Inc. 401(k) Plan.

Contributions

Participants may contribute from 1% to 19% of pretax annual compensation, as defined in the Plan document. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes an amount equal to the participant's contribution which does not exceed 6% of $170,000 of base compensation for all participants except certain former employees of Digital Equipment Corporation. For those employees, the Company contributes an amount equal to the lesser of (i) 33-1/3% of such participant's contributions or (ii) 2% of the participant's compensation which does not exceed $170,000 of base compensation. The Company contributes the remaining 4% as an employer credit in another company sponsored benefit plan.

Participants direct the investment allocation of all contributions.

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings or losses, and is charged with an allocation of administrative expenses. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions or pay eligible plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account net of any outstanding loans against those vested amounts.

Vesting

Participants are immediately vested in their deferral and rollover contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. Effective January 1, 1999, participants vest 20% per year in the employer contributions with 100% vesting after 5 years of credited service. The Plan document provides the vesting provisions for a participant's interest in their employer contribution account prior to January 1, 1999.

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 – 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of 1% above the prime rate for the term of the loan. Principal and interest is paid ratably through payroll deductions. A participant can have no more than three loans outstanding at any given time.

Payment of Benefits

On termination of service or death, a participant may receive a lump-sum amount equal to the vested value of his or her account or installment options. In addition, a participant who has attained age 59½ may make withdrawals of his or her account while employed by the Company. The Plan also allows for hardship withdrawals.

Administrative Expenses

The Company pays certain administrative expenses of the Plan.

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared under the accrual basis of accounting. Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value which represents the quoted market price on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. The participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements (continued)

3. Investments

The Plan's investments are held by Vanguard Fiduciary Trust Company. Individual investments that represent 5% or more of net assets available for benefits at year end are as follows:

	December 31	
	2000	1999
Compaq Computer Corporation Stock	**$ 432,074,249**	$ 725,214,339
Vanguard 500 Index Fund	**502,477,388**	309,227,359
Vanguard PRIMECAP Fund	**683,230,825**	244,663,584
Vanguard Stable Value Fund	**631,185,879**	193,029,341
Vanguard Growth and Income Fund	**457,833,888**	463,910,687
Barclays Global Investor Equity Index Fund	–	267,908,641
Putnam Voyager International Fund	–	388,192,714
Franklin Small Cap Growth Fund, Class A	**197,662,444**	167,034,678

During 2000, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Mutual funds	**$ 173,328,505**
Common stock	**324,742,655**
	$ 498,071,160

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 3, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan document was completely restated subsequent to its submission for a determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Subsequent Event

In January 2001, net assets of approximately $1.6 million representing individual account balances of certain participants were transferred to B2E Solutions 401(k) Plan.

Supplemental Schedule

Compaq Computer Corporation 401(k) Investment Plan

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)

EIN: 76-0011617   PN: 001

December 31, 2000

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
* Compaq Computer Corporation	Common stock	$ 432,074,249
* Vanguard Fiduciary Trust Company	500 Index Fund	502,477,388
* Vanguard Fiduciary Trust Company	PRIMECAP Fund	683,230,825
* Vanguard Fiduciary Trust Company	Equity Income Fund	133,996,397
* Vanguard Fiduciary Trust Company	Growth and Income Fund	457,833,888
* Vanguard Fiduciary Trust Company	Stable Value Fund	631,185,879
* Vanguard Fiduciary Trust Company	Extend Market Index Fund	27,578,282
Franklin	Small Cap Growth Fund, Class A	197,662,444
Deutsche Banc	International Equity Fund	165,280,014
* Participant Loans	Loans with varying maturing dates and interest rates ranging from 9.75% to 10.5%	79,481,085
		$ 3,310,800,451

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

COMPAQ COMPUTER CORPORATION 401(K)
INVESTMENT PLAN

By: *Linda S. Auwers*

Linda S. Auwers
Vice President, Deputy General
Counsel and Secretary
Compaq Computer Corporation

Date: June 28, 2001

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-64989) pertaining to the Compaq Computer Corporation 401(k) Investment Plan of our report dated May 4, 2001, with respect to the financial statements and schedule of the Compaq Computer Corporation 401(k) Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.



Ernst & Young LLP

Houston, Texas
June 25, 2001